                                                                    Exhibit 99.3

                                                                          [LOGO]

                          INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.

                                   PROXY FORM

                ---------------------
Regd. Folio No.
                ---------------------

I/We ...................................... of .................................
in the district of ............................... being a member/members of the
Company hereby appoint ............................. of ........................
in the district of ........................ or failing him/her .................
of ........................................ in the district of .................
as my/our proxy to vote for me/us on my/our behalf at the EIGHTEENTH ANNUAL GENERAL MEETING of the Company to be held at 3.00 p.m. on Saturday, June 12, 1999 and at any adjournment(s) thereof.

Signed this ..........................day of ............................. 1999.

                                      ---------
Signature ...........                 Rupee one
                                       Revenue
                                        Stamp
                                      ---------

Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.

--------------------------------------------------------------------------------
[GRAPHIC]       Please tear here

                                                                          [LOGO]

                          INFOSYS TECHNOLOGIES LIMITED

                               Registered Office
           ELECTRONICS CITY, HOSUR ROAD, BANGALORE - 561 229, INDIA.

                                ATTENDANCE SLIP
               Eighteenth Annual General Meeting - June 12, 1999

                ---------------------                              -------------
Regd. Folio No.                                No. of shares held
                ---------------------                              -------------

I certify that I am a Member/Proxy for the Member of the Company.

I hereby record my presence at the EIGHTEENTH ANNUAL GENERAL MEETING of the Company at Hotel Taj Residency, No. 41/3, M.G. Road, Bangalore - 560 001 at 3.00 p.m. on Saturday, June 12, 1999.

 .........................                              .........................
Member's/Proxy's name in                               Signature of Member/Proxy
BLOCK Letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

      Members are requested to bring their copies of the Annual Report to the meeting.